Exhibit 99.22

CONSENT OF G MINING SERVICES INC.

G Mining Services Inc. hereby consents to reference to its name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the technical report dated February 27, 2009 entitled “NI 43-101 Technical Report: Westwood Project, Québec, Canada” (the “2009 Westwood Report”); (2) the technical report dated March 5, 2012 entitled “Westwood Project, Québec, Canada, Mineral Resources Report as of May 31, 2011” (the “2012 Westwood Report”); (3) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study – Essakane Gold Project, Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); (4) the annual information form of the Company dated March 25, 2013, which includes reference to its name in connection with mineral resource and reserve estimations for all of the Company’s properties as at December 31, 2012, technical information, the 2009 Westwood and 2012 Westwood Reports, the Essakane Report and the properties described therein; and (5) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, which includes reference to its name in connection with mineral resource and reserve estimations for all of the Company’s properties as at December 31, 2012.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 25, 2013

G MINING SERVICES INC.

/s/ Louis Gignac
By:	Louis Gignac
Title:	President